Appalachian Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Appalachian Consumer Rate Relief Funding LLC
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

October 30, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Arthur C. Sandel and Lulu Cheng, Esq.

Re:	Appalachian Power Company
Appalachian Consumer Rate Relief Funding LLC
Registration Statement on Form S-3
File Nos. 333-191392 and 333-191392-01

Ladies and Gentlemen:

Appalachian Power Company and Appalachian Consumer Rate Relief Funding LLC (collectively, the “Registrants”) jointly filed the above-referenced Registration Statement (the “Registration Statement”) on September 26, 2013 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) on October 24, 2013 and a Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) on October 29, 2013 (the Registration Statement, together with the Amendment No. 1 and Amendment No. 2, the “Amended Registration Statement”).

The Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Amended Registration Statement, and permit the Amended Registration Statement to become effective as of 11:00 a.m.  Eastern Time on November 1, 2013 or as soon thereafter as practicable.  Pursuant to Rule 460 under the Securities Act, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrants do not intend to rely on Rule 430A under the Securities Act in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrants acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APPALACHIAN POWER COMPANY

By:	/s/ Renee V. Hawkins
Name: Renee V. Hawkins
Title: Assistant Treasurer

APPALACHIAN CONSUMER RATE RELIEF FUNDING LLC

By:	/s/ Renee V. Hawkins
Name: Renee V. Hawkins
Title: Assistant Treasurer

Appalachian Consumer Rate Relief Funding LLC Acceleration Request